Deutsche Bank



Deutsche Bank AG
1 Columbus Circle
New York, NY 10019

November 16, 2023

<u>Via Electronic Submission</u>

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Form SBSE-A/A Filing

To Whom It May Concern:

Kindly find below the "Summary of Changes" document, which will be submitted separately in the EDGAR system under the type "Exhibit-99.35":

- "Form SBSE-A Schedule A – Principals That Are Individuals" document
  - o Principal Removed
    - ▪ Hans Karl von Rohr
- "UK_Legal_Opinion"
  - o Replaced the UK Legal Opinion document for DBAG with the version executed on November 7, 2023

Respectfully,

Kirsten Salley
Director | Head of Swap Dealer and Security-Based Swap Dealer Compliance